SUB-ITEM 77K:  Changes in registrant’s certifying accountant

On November 10, 2004, PricewaterhouseCoopers LLP was dismissed as the independent registered public accounting firm for the Bridgeway Funds, Inc. (the “Funds”).  PricewaterhouseCoopers LLP was previously engaged as the independent registered public accounting firm to audit the Funds’ financial statements.

PricewaterhouseCoopers LLP issued reports on the Funds’ financial statements as of June 30, 2004 and 2003.  Such reports did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to remove PricewaterhouseCoopers LLP was approved by the Funds’ Audit Committee and ratified by the Funds’ Board of Directors.

At no time during the period immediately preceding the dismissal of PricewaterhouseCoopers LLP through June 30, 2004, were there any disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.  At no time during the period immediately preceding the dismissal of PricewaterhouseCoopers LLP through June 30, 2004, did any of the events enumerated in paragraphs (1)(v)(B) through (D) of Item 304(a) of Regulation S-K occur. With respect to paragraph (1)(v)(A) PricewaterhouseCoopers LLP noted that during the years ended June 30, 2004 and 2003, daily cash reconciliations were not performed in accordance with the Fund’s procedures.  With respect to the Funds’ Transfer Agent PricewaterhouseCoopers LLP noted that during the year ended November 30, 2003 there was a lack of segregation of duties surrounding access to the Returned by Post Office (“RPO”) function and over the monitoring of shareholder accounts placed on RPO status.  These matters were considered to be a material weakness in control procedure and its operation.  The audit committee of the Funds discussed these matters with PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP has been authorized to respond fully to inquiries of the successor independent registered public accounting firm.

The Funds engaged Briggs Bunting & Dougherty, LLP as its new independent registered public accounting firm on November 10, 2004.  At no time preceding the engagement of Briggs Bunting & Dougherty, LLP did the Funds consult Briggs Bunting & Dougherty, LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds’ financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304 of Regulation S-K.

The Funds have provided PricewaterhouseCoopers LLP with a copy of these disclosures and has requested PricewaterhouseCoopers LLP to furnish the Funds with a letter addressed to the Commission stating whether it agrees with the statements made by the Funds herein and, if not, stating the respects in which it does not agree.